

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

Gary Muenster
Chief Financial Officer
ESCO TECHNOLOGIES INC
9900A Clayton Road
St. Louis, MO 63124-1186

   Re: ESCO TECHNOLOGIES INC
     Form 10-K for the fiscal year ended September 30, 2019
     Filed November 29, 2019
     File No. 1-10596

Dear Mr. Muenster:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Michelle Marren, Controller